EXHIBIT 6

CONSENT OF APPOINTED ACTUARY

I consent to the use and incorporation by reference of the following report in this Annual Form 40-F of Sun Life Financial Inc.:

My report dated February 16, 2011 on the valuation of the policy liabilities of Sun Life Financial Inc. and its subsidiaries for its consolidated balance sheets at December 31, 2010 and 2009 and their change in the consolidated statements of operations for the years then ended, in accordance with accepted actuarial practice, including selection of appropriate assumptions and methods.

Dated February 16, 2011

/S/ “Lesley Thomson”

Lesley Thomson

Fellow, Canadian Institute of Actuaries
Toronto, Canada